Monday, June 30, 2008

Mark P. Shuman
U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Sloud, Inc.
Commission File No.:333-141564

Dear Mr. Shuman:

We hereby file on behalf of our client, Sloud, Inc., Pre-Effective Amendment No. Six (“Amendment”) to the above referenced registration statement.  This Amendment reflects changes solely to the facing sheet and the signature page of the filing.

Pursuant to Rule 461(a) of Regulation C, as promulgated under the Securities Act of 1933, acceleration of the Registration Statement of Sloud, Inc. is hereby requested to 3:00 p.m. on July 7, 2008.

Sloud acknowledges the following:

1)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.
2)
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3)
The company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the <?xml:namespace prefix = st1 />United States.

Thank for your cooperation in this matter.

Dutifully,
Goldberg Law Group, P.A.

/s/ Glenn Goldberg_
Glenn Goldberg Esq.
Goldberg Law Group, PA
200 Central Avenue, Suite 290
St. Petersburg, FL 33702
Phone	727.898.5200
Fax	1.866.323.6096